FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION

FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
Johnson, Robert A.	**PremierWest Bancorp PRWT**	(Check all applicable)
(Last) (First) (Middle)		_____ Director _____ 10% Owner
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **October 15, 2002**	**X** Officer (give title below) _____ Other (specify below)
503 Airport Road			**Senior Vice President/Credit Administrator**
(Street)	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
Medford, OR 97501		**X** Form filed by One Reporting Person
(City) (State) (Zip)		___Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2.Trans-action Date (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock							**2,144**	**I**	**By 401(k)**
Common Stock							**2,100**	**I**	**By IRA**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (062002d) (right to buy)	$7.060	06/20/2002	A	V	2,500		06/20/2003	06/20/2012	Common Stock	2,500		2,500	D	
Stock Option (10109) (right to buy)	$7.483						01/01/2002	01/01/2009	Common Stock	27,562		27,562	D	

Explanation of Responses:

/s/ Gordon E. Crim   October 15, 2002

** Signature of Reporting Person   Date

Gordon E. Crim, Attorney-in-Fact for Robert A. Johnson

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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